UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                      The Securities Exchange Act of 1934
                              (Amendment No. 2)*


                                 Tecogen Inc.
                               (Name of Issuer)


                                 Common Stock
                        (Title of Class of Securities)


                                  87876P201
                                (CUSIP Number)


                              Barbara Ann Bernard
                             Wincrest Capital Ltd.
                          7 Old Fort Bay Town Centre
                              Nassau, The Bahamas
                                (242) 603-2015


                            As of September 5, 2017


If the filing person has previously filed a statement 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13D-1(f), or 240.13D-1(g), check the following box [__].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


_________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







































CUSIP No. 87876P201                      13D


                1.  NAME OF REPORTING PERSONS
                    I.R.S. IDENITIFCATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

                    Wincrest Capital Ltd.

                2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                    (a)  [  ]

                    (b)  [  ]

                3.  SEC USE ONLY

                4.  SOURCE OF FUNDS*

                    AF

                5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                    [  ]

                6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                    The Bahamas

               NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
               PERSON WITH:

                7.  SOLE VOTING POWER:

                    0

                8.  SHARED VOTING POWER:

                    0

                9.  SOLE DISPOSITIVE POWER:

                    0




CUSIP No. 87876P201                      13D


               10.  SHARED DISPOSITIVE POWER:

                    0

               11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    0

               12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                    [  ]

               13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%

               14.  TYPE OF REPORTING PERSON*

                    CO, IA


























CUSIP No. 87876P201                      13D


                1.  NAME OF REPORTING PERSONS
                    I.R.S. IDENITIFCATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

                    Barbara Ann Bernard

                2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                    (a)  [  ]

                    (b)  [  ]

                3.  SEC USE ONLY

                4.  SOURCE OF FUNDS*

                    AF

                5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                    [  ]

                6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                    Ireland

                NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
                PERSON WITH:

                7.  SOLE VOTING POWER:

                    0

                8.  SHARED VOTING POWER:

                    0

                9.  SOLE DISPOSITIVE POWER:

                    0





CUSIP No. 87876P201                      13D


               10.  SHARED DISPOSITIVE POWER:

                    0

               11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    0

               12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                    [  ]

               13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%

               14.  TYPE OF REPORTING PERSON*

                    IN, HC
























CUSIP No. 87876P201                      13D


                1.  NAME OF REPORTING PERSONS
                    I.R.S. IDENITIFCATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

                    Wincrest Contraria Master Fund Ltd.

                2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                    (a)  [  ]

                    (b)  [  ]

                3.  SEC USE ONLY

                4.  SOURCE OF FUNDS*

                    WC

                5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                    [  ]

                6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                    Cayman Islands

                NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
                PERSON WITH:

                7.  SOLE VOTING POWER:

                    0

                8.  SHARED VOTING POWER:

                    0

                9.  SOLE DISPOSITIVE POWER:

                    0






CUSIP No. 87876P201                      13D


               10.  SHARED DISPOSITIVE POWER:

                    0

               11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    0

               12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                    [  ]

               13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%

               14.  TYPE OF REPORTING PERSON*

                    CO
























CUSIP No. 87876P201                      13D


THIS FILING IS AMENDMENT NO. 2 TO SCHEDULE 13D FOR WINCREST CAPITAL LTD. AND BARBARA ANN BERNARD. THIS FILING IS AMENDMENT NO. 1 TO SCHEDULE 13D FOR WINCREST CONTRARIA MASTER FUND LTD.

ITEM 1.             SECURITY AND ISSUER.

                    This Schedule 13D relates to the Common Stock, $0.001 par value (the "Shares") of Tecogen Inc. (the "Issuer"). The address of the Issuer's office is 45 First Avenue, Waltham, Massachusetts 02451.

ITEM 2.             IDENTITY AND BACKGROUND.

(a,f) This statement is being filed by (i) Wincrest Capital Ltd. ("Wincrest"), a company incorporated with limited liability in the Bahamas, which acts as investment manager to Wincrest Contraria Master Fund Ltd. ("Wincrest Contraria"), and whose director is Barbara Ann Bernard, (ii) Barbara Ann Bernard, who is the controlling shareholder and Chief Investment Officer of Wincrest, and (iii) Wincrest Contraria, an exempted company incorporated with limited liability under the laws of the Cayman Islands, whose directors are Barbara Ann Bernard, Frank Crothers, Joanne Bernard, and Vikram Gandhi. Each of Wincrest, Bernard, and Wincrest Contraria may be referred to herein as a "Reporting Person and collectively may be referred to as "Reporting Persons").

(b) The principal business address of Wincrest and Bernard is 7 Old Fort Bay Town Centre, Nassau, The Bahamas. The principal business address of Wincrest Contraria is c/o Elian Fiduciary Services (Cayman) Ltd.,
                    190 Elgin Avenue, P.O. Box KY1-9007, George Town, Grand Cayman, Cayman Islands.

(c) Wincrest is an investment management firm that serves as the investment adviser to certain private investment funds, including Wincrest Contraria and Wincrest Contraria. Bernard is a director of the controlling shareholder and Chief Investment Officer of Wincrest. Wincrest Contraria is an exempted company incorporated with limited liability under the laws of the Cayman Islands.

CUSIP No. 87876P201                      13D


(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.             SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                    As of the date hereof each of the Reporting Persons may be deemed to beneficially own 0 Shares. The source of funds used to purchase the Shares was the working capital of an affiliate of Wincrest.

ITEM 4.             PURPOSE OF TRANSACTION.

(a-j) The Reporting Persons had acquired their Shares of the Issuer for investment. The Reporting Persons have no plans or proposals as of the date of this filings which, related to, or would result in, any of the actions enumerated in
                    Item 4 of the instructions to Schedule 13D.

                    The Reporting Persons reserve the right to be in contact with members of the Issuer's management, the members of the Issuer's Board of Directors, other significant shareholders, and others regarding alternatives that the Issuer could employ to increase shareholder value.

                    The Reporting Persons reserve the right to effect transactions that would change the number of Shares they may be deemed to beneficially own.

                    The Reporting Persons reserve the right to act in concert with any other shareholders of the Issuer, or other





CUSIP No. 87876P201                      13D


                    persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's Board of Directors, the Issuer's shareholders, and others.

ITEM 5.             INTEREST IN SECURITIES OF THE ISSUER.

(a-e) Subsequent to having transferred its controlling interest in the Issuer to a private investor, neither Wincrest, Wincrest Contraria, nor Bernard have the sole power, nor the shared power to dispose of, direct the disposition of, vote, or direct the vote of Shares of the Issuer.

                    The Reporting Persons shall be deemed to have transferred in total, all of their beneficial and controlling interests in 1,247,165 Shares of the Issuer through an in-kind distribution to a private investor and beneficial owner of Wincrest Contraria as of September 5, 2017.

                    As of the date hereof, the Reporting Persons no longer own more than 5% of the total outstanding Common Shares of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                    The Reporting Persons do not have a contract, arrangement, understanding, or relationship with any person with respect to the Shares.

ITEM 7.             MATERIAL TO BE FILED AS EXHIBITS.

                    Exhibit A: Joint Filing Statement













CUSIP No. 87876P201                      13D


SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


SEPTEMBER 29, 2017

                                 WINCREST CAPITAL LTD.


                                 /s/ Barbara Ann Bernard
                                 --------------------------------------------
                                 Barbara Ann Bernard, Chief Executive Officer


                                 BARBARA ANN BERNARD


                                 /s/ Barbara Ann Bernard
                                 --------------------------------------------


                                 WINCREST CONTRARIA MASTER FUND LTD.


                                 /s/ Barbara Ann Bernard
                                 --------------------------------------------
                                 Barbara Ann Bernard, Director


Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C 1001).














CUSIP No. 87876P201                      13D

                                       EXHIBIT A


AGREEMENT

The undersigned agree that this Schedule 13D (and any amendments thereto), relating to the Common Stock, $0.001 par value of Tecogen Inc. shall be filed on behalf of the undersigned.


SEPTEMBER 29, 2017

                                 WINCREST CAPITAL LTD.


                                 /s/ Barbara Ann Bernard
                                 --------------------------------------------
                                 Barbara Ann Bernard, Chief Executive Officer


                                 BARBARA ANN BERNARD


                                 /s/ Barbara Ann Bernard
                                 --------------------------------------------


                                 WINCREST CONTRARIA MASTER FUND LTD.


                                 /s/ Barbara Ann Bernard
                                 --------------------------------------------
                                 Barbara Ann Bernard, Director